The Marquie Group, Inc.

7901 4th Street North, Suite 4887

St. Petersburg, FL 33702

November 15, 2024

Division of Corporation Finance

Securities and Exchange Commission

Re:	Marquie Group, Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed October 28, 2024
File No. 333-282485

Dear Sir/Madam:

In response to your letter dated November 13, 2024, the following information is hereby submitted on behalf of The Marquie Group, Inc. (the "Company"). Amendment No. 2 to the Registration Statement on S-1 is being filed in conjunction with this correspondence. For your convenience, we have reproduced the Staff's comments below in italicized text immediately before our response.

Amendment No. 2 to Registration Statement on Form S-1

Risk Factors

Our auditor has been charged with violations..., page 7

1.	We note your response to prior comment 2. Please disclose that if your independent auditor’s work is found to be deficient your financial reporting could be questioned leading to potential restatements, delays in regulatory filings or reputational harm.

Response: We have updated the Registration Statement as requested.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Forward-Looking Statements, page 17

2.	We note your response to prior comment 1 and reissue in part. Please revise to remove your references on page 17 to forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. As an issuer of penny stock you do not appear to be eligible to rely on the safe harbors provided by these sections.

Response: We have updated the Registration Statement as requested.

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Business

Summary of Equity Commitment Agreement, page 27

3.	We note you reference a section of your disclosure, Summary of Equity Commitment Agreement, which is unaccompanied by any relevant disclosure. Please revise to include such summary, inclusive of the terms requested in our prior comment 4. For example, provide the following disclosures with respect to the Equity Commitment Agreement: the material terms of the agreement, including the maximum principal amount available under the agreement, the term of the agreement, and the material conditions under which the company may access the funds available under the agreement.

Response: We have updated the Registration Statement as requested.

General

4.	Please update your financial statements and related disclosure to comply with the requirements set forth in Rule 8-08 of Regulation S-X.

Response: We have updated the Registration Statement as requested.

We are aware that the Company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. Please let me know if you need anything further.

Sincerely,

The Marquie Group, Inc.

/s/ Marc Angell

CEO and Director

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